

November 16, 2010

Mr. David Groen
President, Chief Executive Officer and Chief Financial Officer
2640 W. California Avenue
Salt Lake City, Utah 84104-4593

  Re: Groen Brothers Aviation, Inc.
     Form 10-K for the year ended June 30, 2010
     Filed October 13, 2010
     File No. 000-18958

Dear Mr. Groen:

  We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

 Form 10-K for the year ended June 30, 2010

Notes to the Financial Statements

Note 2. Going Concern Uncertainty

1. We note your disclosure that the maturity date for the 2006/2007 Notes, the Dividend Notes and the Note Purchase Notes has been extended from time to time and currently is January 9, 2011. We also note your disclosure in Note 12 that you determined the extension of the redemption date of the original issuance in October 2003 met the criteria of a troubled debt restructuring and no gain or loss was recorded on the October 2003 extension and subsequent extension of the due date in October 2005. In light of the fact that it appears the redemption date has been extended again subsequent to October 2005, please tell us how you have evaluated each of these subsequent modifications of the terms of the debt in accordance with ASC 470-50 and 470-60, as applicable.

Note 12. Preferred Stock, page F-20

2. We note that in October 2008 you issued short-term interest bearing promissory notes totaling $36,962,000 to the holders of Series B Preferred Shares to redeem 36,962 shares of the Series B Preferred Stock with a book value of $36,962,000. Please tell us how you determined or calculated whether any gain or loss should be recorded on the statement of operations as a result of this transaction. As part of your response, please tell us how the fair value of the debt issued in this transaction was calculated or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(801) 886-1947